MAYTAG CORPORATION

Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars except ratios)

	Year Ended December 31
	2002	2001	2000	1999	1998
Consolidated pretax income from continuing operations before minority interests, extraordinary item and cumulative effect of accounting change	$295,656	$212,084	$356,654	$532,352	$463,067

Interest expense	62,390	64,828	60,309	48,329	52,615

Mark to market adjustment on interest rate swap included in interest expense	10,173	9,330	6,295	5,972	5,616

Depreciation of capitalized interest	2,118	2,467	2,643	2,750	2,952

Interest portion of rental expense	9,976	8,182	7,142	6,841	7,020

Earnings	$380,313	$296,891	$433,043	$596,244	$531,270

Interest expense (excluding swap mark to market)	$72,563	$74,158	$66,604	$54,301	$58,231

Interest capitalized	1,143	1,056	552	72	17

Interest portion of rental expense	9,976	8,182	7,142	6,841	7,020

Fixed charges	$83,682	$83,396	$74,298	$61,214	$65,268

Ratio of earnings to fixed charges	4.54	3.56	5.83	9.74	8.14